UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*


(Name of Issuer)
West Coast Car Company

(Title of Class of Securities)
Common

(CUSIP Number)
952165108

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Casey McCandless
Pope Asset Management, LLC
5100 Poplar Avenue Suite 805
Memphis TN  38137
901-763-4001

(Date of Event which Requires Filing of this Statement) 4/5/07

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. [   ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No 952165108


1.
Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Pope Asset Management LLC  62-1871308

................................


2.
Check the Appropriate Box if a Member of a Group (See Instructions)


(a)
.....................................................


(b)
.....................................................


3.
SEC Use Only ........................................

4.
Source of Funds (See Instructions) OO ...............
5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)


6.
Citizenship or Place of Organization Tennessee USA

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person
With

7.
Sole Voting Power 4275000

8.
Shared Voting Power ..................................

9.
Sole Dispositive Power  4275000

10.
Shared Dispositive Power ..............................


11.
Aggregate Amount Beneficially Owned by Each Reporting Person 4275000


12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)


13.
Percent of Class Represented by Amount in Row (11) 22.5


14.
Type of Reporting Person (See Instructions)
IA




Item
1.
Security and Issuer
Common shares of West Coast Car Company whose principal address is 45 Old Millstone Drive, Unit 6, East Windsor, New Jersey 08520.
Item
2.
Identity and Background
(a)
Pope Asset Management, LLC

(b)
5100 Poplar Avenue, Suite 805, Memphis, TN  38137

(c)
Investment Advisor

(d)
not applicable

(e)
not applicable

(f)
Citizenship.

Item
3.
Source and Amount of Funds or Other Consideration
The source of the funds invested in West Coast Car Company were funds from Pope Investments LLC, a Delaware limited liability company and the Halter Pope USX China Fund. The amount of funds invested in this transaction or series of transactions totaled $5,300,000 from Pope Investments LLC and $400,000 from the Halter/Pope USX China FUnd. No part of the purchase price is represented by funds or other consideration borrowed or otherwise obtained for purpose of acquiring, holding, trading or voting the securities. The transaction consisted of the Common Stock and Warrants to purchase stock of West Coast Car Company (also known as Weifang Shengtai Pharmaceutical).

Item
4.
Purpose of Transaction
The purpose of the acquisition of securities of the issuer is for investment purposes only. Per the Private Placement Memorandum, the proceeds that West Coast Car Company will receive will be used for debt retirement incurred in building its new cornstarch manufacturing facility and build new glucose facility. Remaining funds will be used for administrative and general working capital needs. By making an investment in the transaction, We hope to generate a positive rate of return for the clients of the Pope Investments LLC and the Halter Pope USX China Fund that invested in the West Coast Car Company transaction.


Describe any plans or proposals which the reporting persons may have which relate to or would result in:

(a) The Reporting Person does not have any further plans to acquire additional securities of the Issuer.

(b)  Not Applicable.

(c)  Not Applicable

(d)  Not Applicable.

(e)  Not Applicable.

(f)  Not Applicable.

(g)  Not Applicable.

(h)  Not Applicable.

(i)  Not Applicable.

(j)  Not Applicable.


Item
5.
Interest in Securities of the Issuer

(a)  Pope Asset Management - 4275000   22.5%

(b)  Pope Asset Management - 4275000

(c)  Not Applicable.

(d)  Not Applicable.

(e)  Not Applicable.

Item
6.
Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.


Item
7.
Material to Be Filed as Exhibits
None.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date  6/11/07


Signature  William P. Wells/ President



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)